Exhibit 12.1

Statement of Ratios
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Six months ended June 30,	Year ended December 31,
	2013	2012	2011	2010
Earnings:

Net loss attributable to common stockholders	$(14,543,526)	$(614,530)	$(8,505,173)	$(766,199)
Add:
Combined fixed charges and preferred dividends (see below)	11,813,590	2,955,485	1,514,580	15,064
Less:
Net loss attributable to non-controlling interest	(98,156)	—	—	—
Total earnings	$(2,828,092)	$2,340,955	$(6,990,593)	$(751,135)

Fixed charges:
Interest expense	$2,566,706	$2,310,667	$1,450,101	$15,064

Amortization of deferred loan costs related to mortgage indebtedness	422,395	194,012	64,479	—
Total fixed charges	$2,989,101	$2,504,679	$1,514,580	$15,064

Preferred dividends	8,824,489	450,806	—	—

Total combined fixed charges and preferred dividends	$11,813,590	$2,955,485	$1,514,580	$15,064

Ratio of earnings to combined fixed charges and preferred dividends	(1)	(1)	(1)	(1)

(1)
The computation of our ratios of earnings to combined fixed charges and preferred stock dividends indicates that earnings were inadequate to cover combined fixed charges and preferred stock dividends by approximately $615,000 and $8.5 million for the twelve months ended December 31, 2012 and 2011, respectively, and approximately $14.6 million for the six months ended June 30, 2013. Our net loss to common stockholders includes the effect of a one-time deemed non-cash dividend of approximately $7.0 million related to a beneficial conversion feature within our Series B Preferred Stock, all of which was converted to Common Stock on May 16, 2013. Combined fixed charges and preferred dividends for the six months ended June 30, 2013 also reflects the deemed non-cash dividend. Since we commenced revenue-generating operations in April 2011, the ratio of earnings to combined fixed charges and preferred stock dividends is not a meaningful measure for any period prior to 2011.